Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust confirms the partial
closing of its private placement of notes

Calgary, December 2, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) confirms the closing of a portion of its private placement of notes, the filing of minor corrections to certain headings in its Information Circular and Proxy Statement dated November 10, 2010 (the “Information Circular”) and an amendment to its proposed post-conversion option plan.

Penn West’s wholly-owned subsidiary, Penn West Petroleum Ltd., closed the first tranche of the previously announced issuance of senior unsecured notes today.  The first of two tranches totaled approximately US$155 million, with the second tranche expected to close on January 4, 2011, subject to the completion of customary closing conditions. The aggregate principal amount of both tranches of notes is approximately US$230 million.  The note issuance is on a private placement basis in the United States and Canada, with an average term of 11 years and an average interest rate of 4.99 percent.  Penn West applied the note proceeds of the first tranche to advances on its syndicated bank facility.  The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Penn West has noted certain typographical errors in the headings of Schedule B to Appendix D of its Information Circular for the Special Meeting related to the reconciliation of Canadian and United States Generally Accepted Accounting Principles that form part of the pro forma unaudited consolidated financial statements.  Copies of the pro forma financial statements with corrected headings will be filed on www.sedar.com and on Penn West's website at www.pennwest.com. Copies of the form 6-K containing these pro forma financial statements with corrected headings will also be available on www.sec.gov/edgar.shtml.

In addition, Penn West has determined to amend its proposed stock option plan which has been submitted for approval at a Special Meeting of Unitholders to be held on December 14, 2010.  The amendment of the stock option plan changes the maximum number of shares available for issuance on exercise of options from 10 percent of the issued and outstanding shares to 9 percent of the issued and outstanding shares and will be proposed at the Special Meeting.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the offering size, terms, use of proceeds and closing date of the private placement of the second tranche of notes.  With respect to forward-looking statements contained in this document, Penn West has made assumptions regarding, among other things, the timing of closing the private placement of the second tranche of notes and Penn West’s ability to satisfy all conditions precedent to such closing.  Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things, general economic conditions in Canada, the U.S. and globally, that the closing conditions for the second tranche of the private placement may not be satisfied, and that closing may be delayed or may not occur at all. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com